BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

May 14, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 9 to Registration Statement on Form S-4
Filed May 10, 2010
File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 14, 2010 (the “Comment Letter”) and pursuant to our discussions with the Staff on May 14, 2009, regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Amendment No. 9 to Registration Statement on Form S-4 Supplemental Comments

General

1.  We note your disclosure on page 9 under the question: “What are some of the risks associated with the transaction” that risks include “the costs associated with seeking to effect the Conversion Transactions, whether or not the Conversion Transactions are consummated;” please confirm that the manager will pay costs associated with the Conversion Transactions if they are not approved and include a separate Q&A that clarifies this point.

Ms. Kathryn McHale, May 14, 2010 - Page 2

The Company will include a separate Q and A on the expenses borne by the Fund in the event that the Conversion Transactions are not approved in the final consent/solicitation sent to members, which will also be reflected in a 424(b) filing of the consent solicitation/prospectus to the following effect:

“Will the Fund bear the expenses of the Conversion Transactions, whether or not the Conversion Transactions are consummated?

Yes.  All costs and expenses incurred in connection with the negotiation and execution of the Conversion Transactions, including the preparation and filing of the Form S-4, are to be paid by the Fund, regardless of whether the Conversion Transactions are consummated or not.”

2.  In accordance with Item 1015(b) of Regulation M-A, please disclose any material relationship that Sutter Securities has had with any affiliate of the Fund during the last two years.

           The Company confirms that none of its affiliates has had any material relationship with Sutter Securities during the last two years.

Additional Responses

In response to oral comments provided by the Staff,  the Company confirms that since the filing of the initial registration statement on Form S-4 on December 31, 2009, the Company has not provided any information (including, without limitation, written materials or any pro forma information or projections) independent of the Form S-4 that relate to the proposed Conversion Transactions or the Company or the Manager, except (i) correspondence regarding the engagement of MICK & Associates, PC ("MICK) to conduct due diligence on behalf of broker-dealers that was initiated by MICK, (ii) at the request of MICK, the provision of blacklines between certain publicly filed amendments of the registration statement (in the same format delivered to the Staff and which could otherwise have been generated from the public filings), (iii) referring MICK to the language in the publicly filed amendment to the registration statement in response to inquiries from MICK about the change between publicly filed amendments of the registration statement relating to the issuance and subordination of the shares to be issued to Shane Albers and Will Meris, (iv) forwarding an email received from David L. Kurtz, a member in the Fund opposed to the Conversion Transactions, that was purportedly sent by David L. Kurtz to all members of the Fund, requesting a meeting and considering replacing the Manager, and (v) provision to MICK of a list of nine compliance officers of broker-dealers with whom the Manager works that contacted the Manager to request copies of the MICK reports.

Ms. Kathryn McHale, May 14, 2010 - Page 3

In further response to oral comments provided by the Staff, the Company will include a statement in the final consent solicitation/prospectus which will also be reflected in a 424(b) filing thereof, to the following effect:

  “At the request of certain broker-dealers, the Fund has agreed to reimburse MICK & Associates, PC, a law firm that specializes in representing broker-dealers that has conducted in the past due diligence assessments of the Fund for broker-dealers who have placed investments with the Fund,  for the reasonable expense of providing an updated due diligence review of the Fund on behalf of broker-dealers that MICK & Associates represents. The Fund is obligated to pay MICK & Associates up to $20,000, and subject to the Fund’s further approval, any anticipated expenses in excess of that amount.”

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Brittany Ebbertt
Kevin Vaughn
Justin Dobbie